                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                 Amendment No. 2



                                 Cost Plus, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)



                          Common Stock, $0.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    221485105
                  --------------------------------------------
                                 (CUSIP Number)





                                November 23, 1998
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)



                                Page 1 of 9 pages

-----------------------
  CUSIP NO. 221485105                   13G
-----------------------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Goldman, Sachs & Co.

------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
 3.   SEC USE ONLY



------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

           New York

------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER

     NUMBER OF                 0

      SHARES       -----------------------------------------------------------
                     6.   SHARED VOTING POWER
   BENEFICIALLY
                               496,675
     OWNED BY
                   -----------------------------------------------------------
       EACH          7.   SOLE DISPOSITIVE POWER

    REPORTING                  0

      PERSON       -----------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER
       WITH
                               496,675

------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           496,675

------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                    [_]

------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           5.6%

------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

           BD-PN-IA

------------------------------------------------------------------------------



                                Page 2 of 9 pages

-----------------------
  CUSIP NO. 221485105                   13G
-----------------------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           The Goldman Sachs Group, L.P.

------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
 3.   SEC USE ONLY



------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER

     NUMBER OF                 500

      SHARES       -----------------------------------------------------------
                     6.   SHARED VOTING POWER
   BENEFICIALLY
                               496,675
     OWNED BY
                   -----------------------------------------------------------
       EACH          7.   SOLE DISPOSITIVE POWER

    REPORTING                  500

      PERSON       -----------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER
       WITH
                               496,675

------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           497,175

------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                    [_]

------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           5.7%

------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

           HC-PN

------------------------------------------------------------------------------



                                Page 3 of 9 pages

-----------------------
  CUSIP NO. 221485105                   13G
-----------------------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Goldman Sachs Credit Partners, L.P.

------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
 3.   SEC USE ONLY



------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

           Bermuda

------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER

     NUMBER OF                 0

      SHARES       -----------------------------------------------------------
                     6.   SHARED VOTING POWER
   BENEFICIALLY
                               487,655
     OWNED BY
                   -----------------------------------------------------------
       EACH          7.   SOLE DISPOSITIVE POWER

    REPORTING                  0

      PERSON       -----------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER
       WITH
                               487,655

------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           487,655

------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                    [_]

------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           5.5%

------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

           PN

------------------------------------------------------------------------------



                                Page 4 of 9 pages

-----------------------
  CUSIP NO. 221485105                   13G
-----------------------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Goldman Sachs Global Holdings, L.L.C.

------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
 3.   SEC USE ONLY



------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER

     NUMBER OF                 0

      SHARES       -----------------------------------------------------------
                     6.   SHARED VOTING POWER
   BENEFICIALLY
                               493,137
     OWNED BY
                   -----------------------------------------------------------
       EACH          7.   SOLE DISPOSITIVE POWER

    REPORTING                  0

      PERSON       -----------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER
       WITH
                               493,137

------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           493,137

------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                    [_]

------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           5.6%

------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

           PN

------------------------------------------------------------------------------



                                Page 5 of 9 pages

Item 3. Not applicable. This amendment to Schedule 13G was filed pursuant to Rule 13d-1(c).


Item 4.            Ownership. (1) (2) (3)

          (a).     Amount beneficially owned:
                   See the response(s) to Item 9  on the attached cover page(s).

          (b).     Percent of Class:
                   See the response(s) to Item 11 on the attached cover page(s).

          (c).     Number of shares as to which such person has:

                   (i). Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).

                   (ii). Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).

                   (iii). Sole power to dispose or to direct the disposition of: See the response(s) to Item 7 on the attached cover page(s).

                   (iv). Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover page(s).


Item 10.           Certification.
                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


--------------------------
(1) Includes 3,538 shares of Common Stock issuable upon exercise of currently exercisable Stock Options granted to Goldman, Sachs & Co. pursuant to the Cost Plus, Inc. 1995 Stock Option Plan.

(2) Includes 500 shares of Common Stock issuable upon exercise of currently exercisable Stock Options granted to The Goldman Sachs Group, L.P. pursuant to the Cost Plus, Inc. 1996 Director Option Plan.

(3) The Goldman Sachs Group, L.P. ("GS Group") and Goldman, Sachs & Co. ("Goldman Sachs") each disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which Goldman Sachs or employees of Goldman Sachs have voting or investment discretion, or both and (ii) certain investment entities, of which a subsidiary of GS Group or Goldman Sachs is the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than GS Group, Goldman Sachs or their affiliates.



                                Page 6 of 9 Pages

                                    SIGNATURE



            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  December 3, 1998


                                  THE GOLDMAN SACHS GROUP, L.P.

                                  By:    /s/ Hans L. Reich
                                         -------------------------------------
                                  Name:      Hans L. Reich
                                  Title:     Attorney-in-fact


                                  GOLDMAN, SACHS & CO.

                                  By:    /s/ Hans L. Reich
                                         -------------------------------------
                                  Name:      Hans L. Reich
                                  Title:     Attorney-in-fact


                                  GOLDMAN SACHS CREDIT PARTNERS, L.P.

                                  By:    /s/ Hans L. Reich
                                         -------------------------------------
                                  Name:      Hans L. Reich
                                  Title:     Attorney-in-fact


                                  GOLDMAN SACHS GLOBAL HOLDINGS, L.L.C.

                                  By:    /s/ Hans L. Reich
                                         -------------------------------------
                                  Name:      Hans L. Reich
                                  Title:     Attorney-in-fact



                                Page 7 of 9 Pages
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                               INDEX TO EXHIBITS




Exhibit No.               Exhibit
-----------               -------

  (99.2)                  Item 7 Information



                              Page 8 of 9 pages
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                                                                  EXHIBIT (99.2)



                              ITEM 7 INFORMATION



     The securities being reported on by the The Goldman Sachs Group, L.P. ("GS Group"), as a parent holding company, are owned, or may be deemed to be beneficially owned, by Goldman Sachs Credit Partners, L.P., a Bermuda limited partnership and Goldman Sachs Global Holdings, L.L.C., a Delaware limited liability company (and collectively, the "Investing Entities"), or are owned, or may be deemed to be beneficially owned, by Goldman, Sachs & Co. ("Goldman Sachs"), a broker or dealer registered under Section 15 of the Act and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. The general partner, managing general partner or other manager of each of the Investing Entities is an affiliate or partner of GS Group. GS Group is the general partner of and owns a 99% interest in Goldman Sachs.



                              Page 9 of 9 pages